UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60588/August 31, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13556

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In the Matter of

RDM SPORTS GROUP, INC.,	:	
REAL DEL MONTE MINING CORP.,	:	
RECOTON CORP.,	:	
RED HOT CONCEPTS, INC.,	:	ORDER MAKING FINDINGS
REDHAND INTERNATIONAL, INC.	:	AND REVOKING REGISTRA-
(N/K/A AFRICAN DIAMOND	:	TIONS AS TO TEN RESPON-
CO., INC. OR COAL CORP.),	:	DENTS
REDLAW INDUSTRIES, INC.,	:	
REPUBLIC RESOURCES, INC.,	:	
REWARD ENTERPRISES, INC.,	:	
RHINO ENTERPRISES GROUP, INC. (N/K/A	:	
PHYSICIANS ADULT DAYCARE, INC.),	:	
RIDGEVIEW, INC.,	:	
RIVERSIDE GROUP, INC., and	:	
ROCKY MOUNT UNDERGARMENT CO., INC.	:	

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     The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 20, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered or attempted to deliver the OIP to all twelve Respondents by July 27, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. Only one Respondent, Reward Enterprises, Inc. (Reward), filed an Answer to the OIP.

     When the time for filing Answers expired and no other Answers had been received, I ordered the eleven non-answering Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. Respondent Riverside Group, Inc., submitted a settlement offer that the Commission accepted on August 21, 2009. The time for the other ten Respondents to reply to the Order to Show Cause has expired and no replies have been received. Accordingly, these ten Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

RDM Sports Group, Inc. (CIK No. 818350) (RDM), is a void Delaware corporation located in Peachtree City, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). RDM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 29, 1997, which reported a net loss of over $30 million for the prior six months. As of July 13, 2009, the company's stock (symbol RDMG) was quoted on the Pink Sheets operated by the Pink OTC Markets Inc. (Pink Sheets), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Real Del Monte Mining Corp. (CIK No. 812356) (Real Del Monte) is a British Columbia corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Real Del Monte is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the fiscal year ended December 31, 1997, which reported a net loss of over $10 million for the prior six months. As of July 13, 2009, the company's stock (symbol RDMMF) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Recoton Corp. (CIK No. 82536) (Recoton) is a New York corporation located in Lake Mary, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Recoton is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002, which reported a net loss of over $92 million for the prior nine months. On April 8, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York. The reorganization plan was confirmed on May 6, 2004, and the bankruptcy proceeding was closed on March 10, 2008. As of July 13, 2009, the company's stock (symbol RCOTQ) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Red Hot Concepts, Inc. (CIK No. 932623) (Red Hot), is a void Delaware corporation located in Bethesda, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Red Hot is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 30, 2001. As of July 13, 2009, the company's stock (symbol RHCS) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

RedHand International, Inc. (n/k/a African Diamond Co., Inc. or Coal Corp.) (CIK No. 1070512) (RedHand), is a defaulted Nevada corporation located in Herndon, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). RedHand is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2005, which reported a net loss of $505,250 for the prior nine months. As of July 13, 2009, the company's stock (symbol AFDM) was quoted on the Pink Sheets, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Redlaw Industries, Inc. (CIK No. 310793) (Redlaw), is an Ontario corporation located in Orillia, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Redlaw is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1999, which reported a net loss of over $4.89 million (Canadian) for the prior nine months. As of July 13, 2009, the company's stock (symbol RDLI) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Republic Resources, Inc. (CIK No. 76878) (Republic), is a Nevada corporation located in Grand Junction, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Republic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2003, which reported a net loss of $312,814 for the prior nine months. As of July 13, 2009, the company's stock (symbol RPRS) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Rhino Enterprises Group, Inc. (n/k/a Physicians Adult Daycare, Inc.) (CIK No. 1101809) (Rhino), is a Nevada corporation located in Valencia, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rhino is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $2.48 million for the prior nine months. On May 22, 2006, Rhino filed a Form 15 to voluntarily deregister its securities, but the form was unsigned and therefore invalid. As of July 13, 2009, the company's stock (symbol PHYA) was quoted on the Pink Sheets, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Ridgeview, Inc. (CIK No. 1018891) (Ridgeview), is a suspended North Carolina corporation located in Newton, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ridgeview is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of over $1.94 million for the prior nine months. As of July 13, 2009, the company's stock (symbol RIDG) was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Rocky Mount Undergarment Co., Inc. (CIK No. 84655) (Rocky Mount), is a void Delaware corporation located in Rocky Mount, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rocky Mount is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 1, 1995, which reported a net loss of over $1.73 million for the prior nine months. On January 9, 1989, the Commission obtained a permanent injunction against the company in the U.S. District Court for the Eastern District of North Carolina, prohibiting it from violating the antifraud, reporting, and bookkeeping provisions of the federal securities laws. Thus, the company is now in violation of that injunction. As of July 13, 2009, the company's stock (symbol RMUC) was quoted on the Pink

Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, these ten Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these ten Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents RDM Sports Group, Inc., Real Del Monte Mining Corp., Recoton Corp., Red Hot Concepts, Inc., RedHand International, Inc. (n/k/a African Diamond Co., Inc. or Coal Corp.), Redlaw Industries, Inc., Republic Resources, Inc., Rhino Enterprises Group, Inc. (n/k/a Physicians Adult Daycare, Inc.), Ridgeview, Inc., and Rocky Mount Undergarment Co. Inc., are revoked; and

IT IS FURTHER ORDERED THAT the proceeding shall remain pending as to Respondent Reward Enterprises, Inc.

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James T. Kelly
Administrative Law Judge